1875 K Street N.W. Washington, DC 20006-1238 Tel: 202 303 1000 Fax: 202 303 2000

September 2, 2022

VIA EDGAR

Mr. David Orlic

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	iShares Trust (the “Trust”)

(Securities Act File No. 333-92935 and

Investment Company Act File No. 811-09729)

Post-Effective Amendment No. 2,545

Dear Mr. Orlic:

This letter responds to your comments with respect to post-effective amendment (“PEA”) number 2,545 to the registration statement of the Trust filed pursuant to Rule 485(a) under the Securities Act of 1933 (“Securities Act”), on behalf of iShares Environmentally Aware Real Estate ETF (the “Fund”), a series of the Trust.

The Securities and Exchange Commission (the “Commission”) staff (the “Staff”) provided comments to the Trust on July 6, 2022. For your convenience, the Staff’s comments are summarized below, and each comment is followed by the Trust’s response. Capitalized terms have the meanings assigned in the Fund’s prospectus unless otherwise defined in this letter.

Comment 1:	Please include the Fund’s completed fee table and cost example with the comment response letter filed at least one week prior to the effectiveness date of the registration statement.

Response:	The requested information has been provided.

BRUSSELS    CHICAGO    FRANKFURT     HOUSTON    LONDON    LOS ANGELES    MILAN

NEW YORK    PALO ALTO    PARIS    ROME    SAN FRANCISCO    WASHINGTON

Securities and Exchange Commission

September 2, 2022

Comment 2:	With respect to the Principal Investment Strategies discussion of a minimum level of green certification, please provide additional information on the Fund’s due diligence process.

Response:	The Fund relies on the Index Provider’s evaluation of green certification for the inclusion of securities in the Underlying Index.

Comment 3:	Please disclose the number of components of the Underlying Index or a range of the number of components.

Response:	As of June 30, 2022, the Underlying Index had 355 components. The Trust has added this disclosure to the Principal Investment Strategies section on page S-3 of the Summary Prospectus.

Comment 4:	The Principal Investment Strategies section of the Summary Prospectus describes potential industry concentration. Please disclose if the Underlying Index is currently concentrated.

Response:	The Fund currently states on page S-3 of the Summary Prospectus that “[a]s of February 28, 2022, a significant portion of the Underlying Index included companies offering various real estate services, real estate operating companies and REITs.”

Comment 5:	Please reorder the principal risks to prioritize the risks most likely to affect the Fund’s net asset value, yield, and total return. Thereafter, the risks may be ordered alphabetically. (Please see ADI 2019-08.)

Response:	The Trust respectfully submits that the current order of the risk factors is appropriate, and that the risk factors accurately convey the Fund’s key risks. The Trust notes that the following disclosure is included in the sections titled “Summary of Principal Risks,” “A Further Discussion of Principal Risks” and “A Further Discussion of Other Risks”: “The order of the below risk factors does not indicate the significance of any particular risk factor.” The Trust continues to review internally how it orders risk disclosure in light of guidance from the Division of Investment Management and recent disclosure reform proposals.

Comment 6:	Please disclose the rebalancing schedule of the Underlying Index.

Response:	The Fund currently states on page S-3 of the Summary Prospectus that “[t]he Underlying Index is reviewed and reconstituted annually in September, with the business involvement and UNGC controversy screens applied quarterly.”

Comment 7:	With respect to ESG risk, please confirm that the Fund does not rely upon third-party data providers other than the Index Provider.

Securities and Exchange Commission

September 2, 2022

Response:	The Fund does not rely on third-party data other than the information provided by the Index Provider.

Comment 8:	On p. 35 of the Prospectus, the disclosure describes a sublicense with the Index Provider. Please confirm whether the sublicense has been filed as an exhibit to the Trust’s registration statement.

Response:	The Fund will add the relevant sublicense agreement as an exhibit to the registration statement.

Comment 9:	The Staff notes its prior comments to other funds in the iShares fund complex regarding the creation language in the Fund’s statement of additional information.

Response:	The Trust notes that it received a supplemental comment relating to the iShares fund complex creation language on August 24, 2022, in connection with the iShares J.P. Morgan Broad USD Emerging Markets Bond ETF, a series of the Trust, and that the response letter dated August 26, 2022 for that series of the Trust would apply to this series as well.

*    *    *    *

Sincerely,

/s/ Benjamin J. Haskin
Benjamin J. Haskin

cc:	Marisa Rolland

Nick Cordell

Jennifer Kerslake

Michael Gung

George Rafal

Luis Mora

Toree Phuong Ho

Hannah Fiest